FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d -16
Under the Securities Exchange Act of 1934

For the Month of January 2019

Commission file number 000-28884

Eltek Ltd.
 (Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-130611 and 333-123559.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd. (Registrant)

By:	/s/ Alon Mualem
Alon Mualem
Vice President, Finance and Chief Financial Officer

Dated:  January 22, 2019

Press Release

Eltek Names Alon Mualem as Chief Financial Officer

PETACH-TIKVA, Israel, January 22, 2019 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that its Board of Directors has named Alon Mualem as its Chief Financial Officer, effective January 22, 2019. Mr. Mualem will succeed Mr. Amnon Shemer, who resigned for personal reasons.

Alon Mualem, 51, served as the CFO of Mer Telemanagement Solutions Ltd., a company traded on NASDAQ, from 2007 to 2018. Prior thereto, between 2005 and 2007, Mr. Mualem served as the CFO of Xfone Inc. and  Xfone 018 Ltd., a communications company dually listed in the US (AMEX) and Israel (TASE). In previous roles, Mr. Mualem served as a controller and CFO of hi-tech companies, including establishing finance organization, financial support for the growing business and an IPO of a Rad-Bynet company, as an Audit Manager at Somekh-Chaikin – KPMG. Mr. Mualem holds a B.A. degree in Accounting and Economics from Tel Aviv University, and is a licensed CPA (Israel).

Mr. Eli Yaffe, CEO, commented: "We are delighted to have Mr. Mualem on board, and am confident that he will be an important factor in returning Eltek to profitability, along with our whole management team. We thank Mr. Shemer for his long and meaningful service to Eltek and wish him all the best."

About Eltek
Eltek – "Innovation Across the Board", is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is the Israeli leader in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiaries in North America and in Europe and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Investor Contact:

Eli Yaffe	Alon Mualem
Chief Executive Officer	Chief Financial Officer
eliy@nisteceltek.com	alonm@nisteceltek.com
+972-3-9395023	+972-3-9395023